

August 1, 2013

Via E-mail
Steve Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> Re: **Eco Building Products, Inc.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2012**
> **Filed July 22, 2013**
> **Responses dated July 2, 2013 and July 10, 2013**
> **File No. 0-53875**

Dear Mr. Conboy:

We have reviewed your responses and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed July 22, 2013

14. Subsequent Events, page 50

1. We read your response to comment 5. Please advise where the share certificates were held if not presented to the officers and employees. To the extent the shares were outstanding and you canceled this stock-based compensation award on June 5, 2013 tell us if you will follow the guidance in ASC 718-20-35 for recognizing any previously unrecognized stock compensation expense for this award and show us what your disclosure will look like revised.

2. Further, we are uncertain why you are applying the treasury stock method for shares that were canceled on June 5, 2013. In this regard, typically repurchased treasury shares are held for future issuance or retired. Your fact pattern indicates the shares were canceled.

If you believe the treasury stock method should be applied, please explain in detail why it would be appropriate to apply the treasury stock method and furnish all the journal entries you intend to make; including the entries related to the retirement of such shares.

3. We read your response to comment 6. Tell us and disclose the terms of the related party loan and if the loan will be settled in cash or shares.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief